Exhibit 99.158

NexTech Announces Terms Of AR Contract For American Multinational Technology Company

Both companies are working together to create many new and exciting AR business use cases

New York, NY - Toronto, ON –May 26th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and virtual events is pleased to announce that at the request of “IIROC” we are releasing terms of the contract and additional disclosure. The initial contract value is for $35,000. The company is currently bidding on additional contracts valued at $80,000 which it expects to happen in the next 30-60 days.

NexTech will initially supply this global technology leader with AR using its brandable ARitize™ app for new technology product demonstrations, however given the ongoing restrictions on human interactions due to COVID-19 both companies are working together to create many new and exciting AR business use cases. The company is currently experiencing a surge in demand across its multiple business segments including; AR Ecommerce, InfernoAR it’s virtual events platform, and its ARitize white label app which is being used both for AR product demos as well as for virtual events”.

Evan Gappelberg, CEO of NexTech comments, “We are gratified to be adding yet another billion-dollar global leader to our customer base as they have the option of choosing anyone and only choose the best of the best. As we look forward in this pandemic economy we see the entire AR industry rising up and gaining momentum as a business tool to bridge the gap in this new world of social distancing. AR’s unique ability to create a sense of “presence” really hits the nail on the head for companies looking for product demo solutions”. He continues, “As the pandemic pressures businesses that rely on in person meetings it has also created new opportunities and is acting as an accelerator for AR technology to play a bigger role in business decisions in 2020 and beyond”.

1

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. On April 30th 2020 the company acquired Virtual Events platform Jolokia and integrated it’s AR technology stack creating an industry leading new AR first Virtual Events platform called: InfernoAR

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ University: having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

2

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

3